Mail Stop 3561

October 19, 2006

David Rector, President
Nano Holdings International, Inc.
1640 Terrance Way
Walnut Creek, CA 94597

> **Re: Nano Holdings International, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 11, 2006**
> **File No. 333-136215**

Dear Mr. Rector:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Directors, Executive Officers, Promoters, Control Persons and Employees, page 15

1. We note your response to comment 1 in our letter dated September 29, 2006. Please revise your disclosure to provide a clear and concise disclosure of compensation received by your Chief Executive Officer. In this regard, please disclose the value of the 100,000 restricted shares of common stock received by Mr. Rector. See Item 402 of Regulation S-B.

Exhibit 23.1

2. Please have your independent registered public accounting firm revise their consent to reference the correct notes that are dated as of October 4, 2006. The consent refers to notes 3 and 4 while the audit report refers to notes 4 and 7.

***

David Rector
Nano Holdings International, Inc.
October 19, 2006
Page 2

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or William Thompson, Associate Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: David M. Loev, Esq.
        FAX (713) 524-4122